UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium 401(k) Retirement Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium 401(k) Retirement Savings Plan

Calgary, Alberta

We have audited the accompanying statement of net assets available for benefits of the Agrium 401(k) Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Agrium 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 19, 2015

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2014	2013
Assets
Cash and cash equivalents	289,724	—

Investments at fair value (note 5):
Common trust funds	73,801,943	61,227,632
Mutual funds	58,814,369	54,410,978
Common stock	16,762,369	17,502,491

Total investments	149,378,681	133,141,101

Receivables:
Notes receivable from participants	3,066,080	2,876,081

Net assets available for plan benefits	152,734,485	136,017,182

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2014
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments (note 5)	6,321,507
Dividends	2,222,107

8,543,614

Contributions:
Employer	6,732,900
Participant	6,023,012
Rollover	1,745,692

14,501,604

Affiliated plan transfers and other	4,451,415
Interest income on notes receivable from participants	121,604

Total additions	27,618,237

Deductions
Distributions paid to participants	10,851,257
Administrative expenses	49,677

Total deductions	10,900,934

Net increase	16,717,303

Net assets available for plan benefits:
Beginning of year	136,017,182

End of year	152,734,485

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2014 and December 31, 2013 was T. Rowe Price Trust Company.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to contribute to the Plan. The Plan has an automatic step-up feature whereby participant contributions will be increased by one percent annually until the participant’s contribution rate reaches six percent, unless the participant elects otherwise. Participants can elect to contribute up to 75 percent of their annual compensation. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations. Effective January 1, 2008, all eligible employees receive a six percent basic contribution from the Company. Eligible employees also receive additional Company contributions between one percent and nine percent based on their age and years of service. The Company also contributes a matching contribution in the amount of 50 percent of the first six percent of the employee’s voluntary contributions. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the IRC.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular full-time employees who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, the Company’s contributions and actual earnings thereon.

d)	Distributions

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc., at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years except for those loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. Loans outstanding as of December 31, 2014 bear interest rates ranging from 4.25 percent to 6.54 percent. A participant may have no more than one outstanding loan at any one time.

g)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses and (c) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

h)	Investment options

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid. Distributions of approximately $32,700 were requested, but not yet paid, at December 31, 2014.

d)	Valuation of investments and income recognition

As of December 31, 2014 and 2013, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at fair value based on the quoted net asset value (NAV) of shares held by the Plan at year end.

Common trust funds: Valued at NAV which is provided by the trustee and is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the observable market prices of the underlying assets held by the fund less liabilities.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

e)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivables are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 11, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

a)	Investment securities representing 5 percent or more of net assets available for plan benefits

	As of December 31,
	2014	2013
Vanguard Institutional Index Fund	24,985,410	23,082,262
T. Rowe Price U.S. Treasury Money Market Trust	20,711,543	21,330,784
Agrium Inc. common stock	16,762,369	17,502,491
Vanguard Extended Market Index Fund, Institutional	14,535,278	13,624,003
T. Rowe Price Retirement 2020 Trust	10,754,288	8,802,791
T. Rowe Price Retirement 2025 Trust	10,365,915	7,857,308

b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2014
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	54,979,411	—	54,979,411
Index funds	3,269,212	—	3,269,212
Other funds	565,746	—	565,746

Total mutual funds	58,814,369	—	58,814,369

Common trust funds: (a)
Diversified portfolio	—	53,090,400	53,090,400
U.S. treasury securities	—	20,711,543	20,711,543

Total common trust funds	—	73,801,943	73,801,943

Common stock	16,762,369	—	16,762,369

	75,576,738	73,801,943	149,378,681

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

Fair value of plan investments by hierarchy level	As of December 31, 2013
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	48,741,225	—	48,741,225
Index funds	3,545,190	—	3,545,190
Other funds	2,124,563	—	2,124,563

Total mutual funds	54,410,978	—	54,410,978

Common trust funds: (a)
Diversified portfolio	—	39,896,848	39,896,848
U.S. treasury securities	—	21,330,784	21,330,784

Total common trust funds	—	61,227,632	61,227,632

Common stock	17,502,491	—	17,502,491

	71,913,469	61,227,632	133,141,101

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

c)	Change in fair values levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2014, there were no significant transfers in or out of levels 1, 2, or 3.

d)	Net realized and unrealized appreciation in fair value of investments

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2014
Agrium Inc. common stock	757,476
Mutual funds	2,904,243
Common trust funds	2,659,788

6,321,507

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for plan benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

Effective January 1, 2015, participants may not direct the investment of more than 20 percent of the participant’s pretax contributions or catch-up contributions nor more than 20 percent of any Company contributions into the Agrium Company Stock Fund. Additionally, no participant may transfer their participant accounts from one investment fund to the Agrium Company Stock Fund to the extent that such transfer would cause the value of the participant’s interest in the Agrium Company Stock Fund to exceed 20 percent of the total value of the participant’s accounts.

The Plan’s management has evaluated subsequent events through June 19, 2015, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2014.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

Employer Identification Number: 91-1589568

Plan Number: 002

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value

	Vanguard Institutional Index Fund	Mutual Fund	24,985,412
*	T. Rowe Price U.S. Treasury Money Market Trust	Common Trust Fund	20,711,543
*	Agrium Inc. common stock	Common Stock	16,762,369
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	14,535,278
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	10,754,288
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	10,365,915
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	6,631,533
	Vanguard Total Bond Market Index Fund, Institutional	Mutual Fund	6,211,989
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	5,145,850
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	4,954,371
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	4,632,520
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	3,927,126
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	3,294,792
	American Funds Fundamental Investors Fund	Mutual Fund	2,985,097
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	2,983,356
	Columbia Acorn Fund, Z	Mutual Fund	1,951,116
	American Funds New Perspective Fund	Mutual Fund	1,598,674
	Prudential Total Return Bond Fund Class Q	Mutual Fund	1,244,700
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	1,242,552
	Harbor International Fund	Mutual Fund	1,159,997
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	987,726
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	900,099
	PIMCO Real Return Fund	Mutual Fund	565,746
	Vanguard Short Term Bond Index Fund	Mutual Fund	307,149
	Vanguard Total World Stock Fund	Mutual Fund	285,855
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	253,628

	Total investments, at fair value		149,378,681

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 6.54%, secured by the related participant’s vested account balance, maturing through June 2021.	3,066,080
	Cash and cash equivalents		289,724

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil and the cost of cash and cash equivalents is equal to the current value.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2015	AGRIUM 401(K) RETIREMENT SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/S/ Angela S. Lekatsas
Angela S. Lekatsas
Vice President & Treasurer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP